The business combination described in this press release involve securities of Japanese companies. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.

It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

November 14, 2025

To whom it may concern:

Company Name:	NISSEI PLASTIC INDUSTRIAL CO., LTD.
Name of Representative:	Hozumi Yoda
Representative Director and President
(Code: 6293, TSE Prime Market, NSE Premier Market)
Contact:	Managing Director, Akihiko Imai
(TEL. +81 ###-##-####)

Company Name:	TOYO INNOVEX Co., Ltd.
Name of Representative:	Yoshiaki Tabata
Representative Director and President,
(Code: 6210, TSE Standard Market)
Contact:	Masato Sakai
Executive Officer,
Head of Corporate Planning Office
(TEL. +81 78-942-2345)

Announcement Concerning Execution of the Business Integration Agreement on Business Integration Through Establishing a Joint Holding Company (Share Transfer) Between NISSEI PLASTIC INDUSTRIAL CO., LTD. and TOYO INNOVEX CO., LTD.

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NISSEI PLASTIC INDUSTRIAL CO., LTD. (“Nissei”) and TOYO INNOVEX Co., Ltd. (“TOYO”; collectively, Nissei and TOYO are referred to as the “Companies”) hereby announce, that the Companies have agreed to establish GMS Group Co., Ltd. (the “Joint Holding Company”) as the Companies' wholly-owning parent company through a joint share transfer (the “Share Transfer”) with the effective date scheduled for April 1, 2026 (the “Effective Date”) and to implement a business integration of the Companies (the “Business Integration”), and pursuant to resolutions passed at their respective board of directors held today, Companies have entered into a Business Integration Agreement (the “Business Integration Agreement”) based on the principle of equality and have jointly prepared a share transfer plan (the “Share Transfer Plan”) as detailed below.

The implementation of the Business Integration and the Share Transfer is subject to the approval of the general meetings of shareholders of the Companies and any other necessary permits and approvals from relevant authorities.

Details

1.	Background and Purpose of the Business Integration
(1).	Business Development Status of the Companies

Since its founding in 1947, Nissei has pursued the manufacture and sale of injection molding machines, which mold plastics using heat and pressure from resin raw materials, under its corporate philosophy of “As a global company, Nissei will enrich communities through plastics.” Nissei is a specialized manufacturer focused solely on products related to injection molding machines. Its overseas sales accounted for 66.8% for the fiscal year ending March 2025, reflecting its global business expansion. Nissei maintain manufacturing bases in five countries: Japan, China, Thailand, the United States, and Italy, with a new factory scheduled for construction in India. Nissei’s Fifth Medium-Term Management Plan (FY2025-FY2027), announced in June 2025, sets the goal of “creating a platform that connects our group and customers through DX” in three years. We are striving to realize this vision by implementing management policies focused on: “Strengthening global management,” “Expanding human capital,” “Further evolving products using DX technologies,” “Pursuing proactive sales initiatives,” “Strengthening production systems,” and “Strengthening risk management systems.”

Meanwhile, since its founding in 1925, TOYO has continuously manufactured and sold industrial machinery to meet evolving market needs. Marking its 100th anniversary, TOYO adopted the purpose of “Enriching the future and bringing smiles to the world through Molding Innovation and Customers’ Value Up.” Currently, in addition to injection molding machines, TOYO manufactures and sells die casting machines that cast materials such as aluminum. TOYO is a specialized manufacturer of molding-related machinery.

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For the fiscal year ending March 2025, sales related to injection molding machines accounted for 73.2%, while those related to die casting machines accounted for 26.8%. Overseas sales constituted 69.5% of total sales, reflecting the company’s global business expansion. TOYO maintains manufacturing bases in two countries: Japan and China. In April 2024, TOYO announced its Medium-Term Management Plan 2026 (FY2024-FY2026). Under the vision “Making Molding Easier!”, the company is committed to “Improving Sustainable Earning Power”, “Creating Molding Innovation and Evolving Customers' Value Up”, and “further strengthening of the management foundation” as its fundamental management policies, striving for medium- to long-term corporate value expansion.

(2).	Background to the Business Integration

As described above, the Companies are specialized manufacturers of molding-related machinery. However, the environment surrounding the Companies is becoming increasingly uncertain and challenging. To continue earning customers' support, innovation has become more important than ever. Specifically, the Companies face the following challenges:

-	Stagnating demand and soaring costs due to heightened geopolitical risks
-	Intensified global competition driven by the rise of Asian companies
-	Shortage of skilled workers, as well as increasing demand for innovative products contributing to environmental conservation
-	The rise of emerging markets such as India and the emergence of new growth markets such as EV/PHV
-	The need to strengthen responsiveness in customer support system

Through extensive discussions, the Companies reached a shared understanding that relying solely on traditional approaches imposes limits on growth and long-term viability within the current challenging business environment. Furthermore, they determined that this Business Integration would enable initiatives that could not be achieved individually. Accordingly, the Business Integration is expected to maximize the value of the Companies, benefiting stakeholders including customers, employees, and shareholders.

(3).	Reasons for Identifying Each Other as the Best Partner

The Companies believe that their fundamental philosophies and corporate cultures are highly aligned, as both are specialized manufacturers sharing the vision of contributing to society through “molding.” The shared ambition to become a top-tier company in Japan with a significant global presence also served as a driving force to pursue the Business Integration.

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Furthermore, the Companies' product portfolios for injection molding machines are complementary in many aspects. Generally, companies in the same industry that compete with each other cannot avoid cannibalization and find it difficult to achieve synergy effects. However, in the case of the Companies' combination, while some overlap requires consolidation, they are complementary in many areas, and we expect synergies in sales. The table below organizes the Companies' injection molding machines by size (clamping force) and drive type. Note that Nissei does not manufacture or sell die casting machines, which TOYO manufactures, creating a fully complementary relationship in this segment.

Table of the Companies' Injection Molding Machines by Size (Clamping Force) and Drive Type

	Small Up to 500t	Medium 501t–1,000t	Large 1,001t–2,000t	Super Large 2,001t and above
Electric	N /T	T	T
Hybrid	N	N	N	N
Hydraulic	N	N	N

Note: N = Nissei, T = TOYO

Furthermore, as described below, the Companies have confirmed the potential for synergies and determined that the combination of the Companies would contribute to maximizing corporate value.

(4).	Vision

The Companies aim to become a “global leading group contributing to the creation of new customer value through molding innovation.” This vision embodies the diverse aspirations of the Companies. For example, the Companies aim to provide not only molding machines but also platforms and solutions with a customer-centric approach. Furthermore, the Companies aspire to form a group that serves as a catalyst for industrial reorganization and plays a central role globally. The “GMS” in the Joint Holding Company's name stands for “Global Molding Solutions,” embodying these aspirations. The Companies also aim to build a group where employees can work with vitality and take pride in belonging to a global industry-leading group.

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(5).	Anticipated Synergies

Through the Business Integration, the Companies anticipate the following synergies, which are organized by value chain segment.

(i)	Design Engineering & Development
-	Improved competitiveness through in-house production and integration of control system technologies
-	Cost reduction through sharing of mechanical components
-	Accelerated development speed and innovation through sharing the technical know-how
-	Resource optimization through model consolidation
-	Improved environmental capability, including compliance with European recycling standards (DfR)

(ii)	Procurement
-	Realized scale advantages through joint/centralized purchasing
-	Expansion and strengthening of overseas supplier base
-	Streamlined procurement management operations
(iii)	Manufacturing
-	Improved production efficiency through the integration and mutual utilization of manufacturing bases
-	Shortened delivery times and improved reliability through inspection process automation
(iv)	Sales
-	Strengthened marketing functions
-	Increased Sales through cross-selling
-	Expanded product lineup
(v)	Service
-	Strengthened service infrastructure through mutual utilization of service locations and personnel
-	Reduced inventory through standardization of service parts

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2.	Summary of the Business Integration
(1).	Method of the Business Integration

The Business Integration will be implemented through a joint share transfer, under which the Companies will become wholly-owned subsidiaries, and the newly established Joint Holding Company will become the wholly-owning parent company through the Share Transfer.

(2).	Circumstances of the Business Integration

(i)	Status of the Joint Holding Company (scheduled)
Company Name	GMS Group Co., Ltd.
Location of Head Office	8F Mitsubishi Building, 2-5-2 Marunouchi, Chiyoda-ku, Tokyo
Location of Principal Place of Business	8F Mitsubishi Building, 2-5-2 Marunouchi, Chiyoda-ku, Tokyo
Corporate Governance Structure	Company with an Audit and Supervisory Committee
Representatives and Directors (Candidates)

Representative Director, Chairman, CEO, Hozumi Yoda

Representative Director, President, COO, Yoshiaki Tabata

Director Akihiko Imai

Director Masato Sakai

Outside Directors (Audit and Supervisory Committee Member) Stephen Bruce Moore

Outside Directors (Audit and Supervisory Committee Member) Haruko Nishida

Outside Directors (Audit and Supervisory Committee Member) Amane Sawa

Outside Directors (Audit and Supervisory Committee Member) Yasuko Yokozawa

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Business Description	Management of companies engaged in the manufacture and sale of injection molding machines and related products, die casting machines and peripheral automated equipment and related products, and performance of ancillary or related business activities associated therewith
Capital	JPY 300 million
Fiscal Year-End	March 31
Net Assets	Not yet determined as of the date hereof
Total Assets	Not yet determined as of the date hereof
Accounting Auditor	Grant Thornton Taiyo LLC
Administrator of Shareholder Registry	Mitsubishi UFJ Trust and Banking Corporation

(ii)	Other

Other matters concerning the management structure of the Joint Holding Company will be determined by the Companies through further discussions by the Effective Date.

(3).	Schedule of the Business Integration

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Resolution of the board of directors to approve the Business Integration Agreement and the Share Transfer Plan (the Companies)	November 14, 2025 (today)
Execution of the Business Integration Agreement and preparation of the Share Transfer Plan (the Companies)	November 14, 2025 (today)
Public notice of the record date for the extraordinary general meetings of shareholders (the Companies)	November 20, 2025 (scheduled)
Record date for the extraordinary general meetings of shareholders (the Companies)	December 5, 2025 (scheduled)
Extraordinary general meetings of shareholders for approval of the Share Transfer Plan (the Companies)	January 30, 2026 (scheduled)
Final trading day on the Tokyo Stock Exchange, Inc. (“TSE”) (the Companies) Final trading day on the Nagoya Stock Exchange, Inc. (“NSE”) (Nissei)	March 30, 2026 (scheduled)
Delisting date from the TSE (the Companies) and the NSE (Nissei)	March 31, 2026 (scheduled)
Effective date of the Share Transfer (incorporation and registration of the Joint Holding Company) Listing date of the Joint Holding Company	April 1, 2026 (scheduled)

Note:  The above schedule is tentative as of the date hereof and may be subject to change upon mutual consultation between the Companies, if necessary due to the progress of the procedures for the Business Integration and the Share Transfer, or for any other reason.

(4).	Details of Allotment under the Share Transfer (Share Transfer Ratio)
	Nissei	TOYO
Share Transfer Ratio	2	1.51

Note 1: Allotment Ratio of the Shares

For each common share of Nissei, two (2) common share of the Joint Holding Company shall be allotted and delivered; and for each common share of TOYO, 1.51 common shares of the Joint Holding Company shall be allotted and delivered; provided, however, that the above Share Transfer Ratio may be subject to change upon mutual consultation between the Companies, if there is any material change in the conditions that form the basis of the valuation thereof. In the event that any fractional shares of the Joint Holding Company arise as a result of the Share Transfer, the amount of money corresponding to such fractional shares shall be paid to the relevant shareholders, in accordance with Article 234 of the Companies Act and other applicable laws and regulations.

Note 2: The Share Unit of the Joint Holding Company and Handling of Shares Less Than One Unit

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The share unit of the Joint Holding Company shall be 100 shares.

The Companies will apply for the listing of the shares (a technical listing) of the Joint Holding Company, which are to be allotted to the shareholders of the Companies through the Share Transfer, on the TSE. If such application is approved, the shares of the Joint Holding Company will be traded on the TSE. Therefore, the Companies believe they can continue to provide liquidity for the shares of the Joint Holding Company to the shareholders of the Companies who will be allotted a number equal to or greater than one unit of shares (100 shares) of the Joint Holding Company.

Shareholders of the Companies who receive allotment of shares of the Joint Holding Company constituting less than one unit (100 shares) in the Share Transfer will not be able to sell the allotted Shares Less Than One Unit on the TSE or other financial instruments exchanges.

However, such shareholders may demand that the Joint Holding Company purchase the Shares Less Than One Unit that they hold in accordance with Article 192, Paragraph (1) of the Companies Act.

Additionally, pursuant to the articles of incorporation planned to be set forth and Article 194, Paragraph (1) of the Companies Act, the shareholders will be able to demand that the Joint Holding Company sell them the shares necessary to constitute one full unit together with the Shares Less Than One Unit that they hold.

Note 3: Number of New Shares in the Joint Holding Company to be Issued through the Share Transfer (Scheduled)

Common Shares: 75,805,530 shares

The above number has been calculated based on the total number of issued shares in Nissei as of September 30, 2025 (22,272,000 shares) and the total number of issued shares in TOYO as of September 30, 2025 (20,703,000 shares). Furthermore, Nissei and TOYO plan to cancel treasury shares they currently hold or may acquire in the future, to the extent practicably possible, prior to the Effective Date of the Share Transfer. As the number of treasury shares actually canceled by the Effective Date of the Share Transfer has not yet been fixed, the above number of new shares to be issued by the Joint Holding Company may change.

(5).	Handling of Share Options and Corporate Bond Certificates with Share Options Accompanying the Share Transfer

With regard to the share options already issued by Nissei (from the 1st series through the 15th series), for each such share option, two share option of the Joint Holding Company shall be allotted. TOYO has not issued any share options. Furthermore, the Companies have not issued any corporate bond certificates with share options.

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(6).	Dividends of Surplus by the Companies Based on Record Date Prior to the Establishment of the Joint Holding Company

Nissei plans to pay dividends of 21 yen per share to shareholders as of the record date of March 31, 2026. For further details, please refer to Summary of Consolidated Financial Results for the Six Months Ended September 30, 2026 (Based on Japanese GAAP) published on November 14, 2025 (today).

TOYO plans to pay dividends of 17.5 yen per share to shareholders as of the record date of March 31, 2026. For further details, please refer to Summary of Consolidated Financial Results for the Six Months Ended September 30, 2026 (Based on Japanese GAAP) published on November 14, 2025 (today).

3.	Grounds for the Content of the Allotment Pertaining to the Share Transfer
(1).	Grounds and Reasons for the Content of Allotment

To ensure fairness in determining the Share Transfer Ratio described in “(4) Details of Allotment under the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above, Nissei appointed SMBC NIKKO SECURITIES INC. (“SMBC Nikko”) as its independent financial advisor and third-party appraiser, and TOYO selected YAMADA Consulting Group Co., Ltd. (“YAMADA Consulting”) as its independent financial advisor and third-party appraiser. On November 13, 2025, the Companies obtained valuation reports regarding the Share Transfer Ratio.

Based on the advice and calculation results from the financial Advisor and third-Party appraiser, and the legal advice from the respective legal advisors to the Companies as described in “(ⅱ) Advice from Independent Law Firm” under “(4) Measures to Ensure Fairness” in the section below titled “3. Grounds for the Content of the Allotment Pertaining to the Share Transfer” and taking into account the results of the due diligence conducted by each of the Companies on the other party, the Companies comprehensively considered factors such as the financial condition, asset status, future outlook, and share price trends of each company. After careful negotiations and discussions between the Companies regarding the Share Transfer Ratio, the Companies ultimately determined that the Share Transfer Ratio described in (4) Details of the Allotment under the Share Transfer (Share Transfer Ratio) in “2. Summary of the Business Integration” above was appropriate. The Share Transfer Ratio was resolved and agreed upon at the respective meetings of the board of directors of the Companies held today.

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(2).	Matters Related to the Valuation
(i)	Names of Appraisers and Their Relationship with the Companies

Neither SMBC Nikko, as the third-party appraiser for Nissei, nor YAMADA Consulting, as the third-party appraiser for TOYO, falls under a related party to either of the Companies, and neither SMBC Nikko nor YAMADA Consulting has any material interest in connection with the Share Transfer that is required to be stated.

(ii)	Outline of valuation

SMBC Nikko employed the market share price method, as the Companies are listed on a financial instruments exchange and market share prices exist. Additionally, to reflect the future business activity outlook in the valuation, the discounted cash flow method (“DCF Method”) was adopted for the calculation.

The calculation results for each of the above methods are as follows. Note that the calculation result for the Share Transfer Ratio below represents the number of common shares of the Joint Holding Company allocated per share of TOYO when allocating one common share of the Joint Holding Company per two common shares of Nissei.

Methods Employed	Valuation Results of the Share Transfer Ratio
Market Share Price Method	1.49 to 1.54
DCF Method	1.01 to 3.19

The market share price method was conducted with the valuation reference date set as November 13, 2025, by employing (i) the closing price on the TSE on the valuation reference date as well as (ii) the simple average of the closing prices on the TSE for each period of the past one (1) month, three (3) months, and six (6) months immediately preceding the valuation reference date, respectively. Under the DCF Method, the corporate value is calculated by discounting cash flows, etc. (which are expected to be generated based on the financial forecasts prepared by the Companies), to present value at a certain discount rate.

SMBC Nikko, in calculating the Share Transfer Ratio above, relied upon the information furnished by the Companies, publicly available information and any other similar information. SMBC Nikko assumes that all such information is accurate and complete and has not independently verified the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised, or assessed the assets or liabilities (including any derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies and their respective affiliates, nor has it engaged any third-party institution for an appraisal for the same purpose.

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The calculation of the Share Transfer Ratio by SMBC Nikko reflects the information and economic conditions as of November 14, 2025. Furthermore, SMBC Nikko assumes that Nissei's financial forecasts and other forward-looking information were reasonably prepared by Nissei's management based on the best currently possible and good faith forecasts and judgments, that TOYO's financial forecasts and other forward-looking information were reasonably reviewed and confirmed by TOYO's management based on the best currently possible and good faith forecasts and judgments, and that the financial conditions of Nissei and TOYO will progress in line with such forecasts.

The synergies resulting from the Business Integration are not included in the business plans of Nissei and TOYO, which SMBC Nikko used as the basis for the calculation pursuant to the DCF Method. SMBC Nikko has used conservative estimates for the three-year period from fiscal year ending March 2026 to fiscal year ending March 2028 in its DCF valuation, reflecting the latest business environment. However, this period includes fiscal years where significant profit fluctuations are anticipated. Specifically, the business plan used as the calculation premise assumes a significant decline in operating profit for the fiscal year ending March 2026, influenced by factors such as inventory write-downs. For the fiscal years ending March 2027 and March 2028, a significant increase in profit is anticipated by expanding sales of high-value-added, high-margin products such as large-scale equipment and specialized machinery. Furthermore, free cash flow is expected to increase substantially from the previous fiscal year, driven by growth in operating profit and a reduction in the increase in working capital.

Furthermore, regarding TOYO's business plan for the fiscal years ending March 2026 through March 2028, which SMBC Nikko used as the basis for the calculation pursuant to the DCF Method, it includes fiscal years in which a substantial increase in profit is anticipated. Specifically, operating profit for the fiscal year ending March 2026 is expected to increase substantially compared to the previous fiscal year. This is due to factors such as the current order volume driven by market recovery and enhanced sales efforts, including shorter delivery lead times achieved through advance procurement of parts for large die casting machines. Furthermore, free cash flow is projected to increase significantly compared to the previous fiscal year. This increase is attributable to the rise in operating profit, coupled with a smaller increase in working capital. For the fiscal year ending March 2027, operating profit is projected to increase substantially compared to the previous fiscal year. This growth is expected to be driven by the impact of the market recovery, along with global sales expansion focused on key Asian regions and initiatives to re-engage dormant customers in Japan.

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Free cash flow, however, is expected to decrease significantly compared to the previous fiscal year due to an increase in working capital associated with sales expansion. For the fiscal year ending March 2028, operating profit is projected to increase substantially over the previous fiscal year. This is expected to be driven by continued implementation of previous measures, along with intensified sales efforts for large-scale die casting machines, streamlining of production system, and promotion of cost reduction activities. Free cash flow is also projected to increase significantly over the previous fiscal year, driven by the increase in operating profit.

On the other hand, YAMADA Consulting calculated the corporate value using the market share price method, as the Companies are listed on a financial instruments exchange and market share prices exist. YAMADA Consulting also adopted the DCF Method to reflect the future business outlook in the valuation.

The market share price method was conducted with the valuation reference date set as November 13, 2025, by employing (i) the closing price on the TSE on the valuation reference date as well as (ii) the simple average of the closing prices on the TSE for each period of the past one (1) month, three (3) months, and six (6) months immediately preceding the valuation reference date, respectively.

Under the DCF Method, the corporate value is calculated by discounting cash flows etc. which are expected to be generated based on the financial forecasts prepared by the Companies, to present value at a certain discount rate.

The calculation results for each of the above methods are as follows. Note that the calculation result for the Share Transfer Ratio below represents the number of common shares of the Joint Holding Company allocated per one common share of TOYO when allocating one common share of the Joint Holding Company per two common shares of Nissei.

Methods Employed	Valuation Results of the Share Transfer Ratio
Market Share Price Method	1.47 to 1.64
DCF Method	1.20 to 2.54

YAMADA Consulting, in calculating the Share Transfer Ratio above, relied upon the information furnished by the Companies, publicly available information and any other similar information. YAMADA Consulting assumes that all such information is accurate and complete and has not independently verified the accuracy and completeness thereof. YAMADA Consulting has not independently valued, appraised, or assessed the assets or liabilities (including any derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies and their respective affiliates, nor has it engaged any third-party institution for an appraisal for the same purpose.

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The calculation of the Share Transfer Ratio by YAMADA Consulting reflects the information and economic conditions as of November 14, 2025. Furthermore, YAMADA Consulting assumes that Nissei’s financial forecasts and other forward-looking information were reasonably prepared by Nissei’s management based on the best currently possible and good faith forecasts and judgments, that TOYO's financial forecasts and other forward-looking information were reasonably reviewed and confirmed by TOYO's management based on the best currently possible and good faith forecasts and judgments, and that the financial conditions of Nissei and TOYO will progress in line with such forecasts.

The synergies resulting from the Business Integration are not included in the business plans of Nissei and TOYO, which YAMADA Consulting used as the basis for the calculation pursuant to the DCF Method. YAMADA Consulting's DCF valuation assumptions for Nissei's business plan covering the fiscal years ending March 2026 through March 2028 utilize conservative three-year projections reflecting the latest business environment. However, this period includes fiscal years where significant profit fluctuations are anticipated. Specifically, the business plan used as the calculation premise assumes a significant decline in operating profit for the fiscal year ending March 2026, influenced by factors such as inventory write-downs. For the fiscal years ending March 2027 and March 2028, a significant increase in profit is anticipated by expanding sales of high-value-added, high-margin products such as large-scale equipment and specialized machinery. Furthermore, free cash flow is expected to increase substantially from the previous fiscal year, driven by growth in operating profit and a reduction in the increase in working capital.

Furthermore, regarding TOYO's business plan for the fiscal years ending March 2026 through March 2028, which YAMADA Consulting used as the basis for the calculation pursuant to the DCF Method, it includes fiscal years in which a substantial increase in profit is anticipated. Specifically, operating profit for the fiscal year ending March 2026 is expected to increase substantially compared to the previous fiscal year. This is due to factors such as the current order volume driven by market recovery and enhanced sales efforts, including shorter delivery lead times achieved through advance procurement of parts for large die casting machines. Furthermore, free cash flow is projected to increase significantly compared to the previous fiscal year. This increase is attributable to the rise in operating profit, coupled with smaller increase in working capital. For the fiscal year ending March 2027, operating profit is projected to increase substantially compared to the previous fiscal year. This growth is expected to be driven by the impact of the market recovery, along with global sales expansion focused on key Asian regions and initiatives to re-engage dormant customers in Japan. Free cash flow, however, is expected to decrease significantly compared to the previous fiscal year due to an increase in working capital associated with sales expansion. For the fiscal year ending March 2028, operating profit is projected to show a substantial increase over the previous fiscal year.

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This is expected to be driven by continued implementation of previous measures, along with intensified sales efforts for large-scale die casting machines, streamlining of production system, and promotion of cost reduction activities. Free cash flow is also projected to increase significantly over the previous fiscal year, driven by the increase in operating profit.

(3).	Prospects for Delisting and Handling of Application for Listing of the Joint Holding Company

The Companies will apply for the listing of the shares (a technical listing) of the newly established Joint Holding Company on the TSE Prime Market. The listing date is scheduled for April 1, 2026, which is the date of the Joint Holding Company's incorporation registration. Furthermore, as the Companies will become wholly-owned subsidiaries of the Joint Holding Company through the Share Transfer, Nissei is scheduled to be delisted from the TSE and NSE on March 30, 2026, and TOYO is scheduled to be delisted from the TSE on March 30, 2026, respectively, prior to the Joint Holding Company's listing.

The actual listing date for shares in the Joint Holding Company and the delisting date for shares in the Companies will be determined in accordance with the regulations of the TSE and NSE.

(4).	Measures to Ensure Fairness

As described in “4. Outline of the Companies involved in the Business Integration (as of September 30, 2025)” below, there is no capital relationship between Nissei and TOYO, and the Share Transfer is being conducted between independent parties. However, Nissei has implemented the following measures to ensure the fairness of the Share Transfer.

(i)	Procurement of a Share Transfer Ratio valuation report from an independent third-party appraiser

To ensure the fairness and appropriateness of the Share Transfer, Nissei selected SMBC Nikko as an independent third-party appraiser, as described in “(1) Grounds and Reasons for the Content of Allotment” under “3. Grounds for the Content of the Allotment Pertaining to the Share Transfer” above. Nissei obtained Share Transfer Ratio calculation report to serve as the basis for agreeing on the Share Transfer Ratio in the Share Transfer. Furthermore, Nissei negotiated and discussed with TOYO, referencing the analysis and advice of its financial advisor and third-party appraiser, SMBC Nikko. At a board of directors meeting held today, Nissei resolved to execute the Share Transfer at the Share Transfer Ratio described in “(4) Details of Allotment under the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above. Nissei has not obtained a fairness opinion from SMBC Nikko stating that the Share Transfer Ratio is reasonable or fair from a financial point of view.

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(ii)	Advice from Independent Law Firm

To ensure the fairness and appropriateness of the board of directors' decision-making, Nissei has received legal advice from a law firm, Hibiya-Nakata, an independent legal advisor from the Companies, regarding the procedures for the Share Transfer and the methods and processes of decision-making. Hibiya-Nakata is not a related party to the Companies and has no material interest that should be disclosed in relation to the Business Integration. Although Hibiya-Nakata has an advisory agreement with Nissei, (a) it is a law firm that provides services as an external legal expert to numerous clients, including Nissei; (b) the amount paid by Nissei to Hibiya-Nakata as fees for legal advice in the most recent fiscal year is immaterial; and (c) the fees to be paid to Hibiya-Nakata in connection with the Business Integration do not include any success-based compensation contingent upon the completion of the Business Integration. Accordingly, Nissei has determined that there is no issue with the independence of Hibiya-Nakata in connection with the Business Integration.

Meanwhile, TOYO has taken the following measures from the perspective of ensuring the fairness of the Share Transfer:

(i)	Procurement of a Share Transfer Ratio valuation report from an independent third-party appraiser

To ensure the fairness and appropriateness of the Share Transfer, TOYO selected YAMADA Consulting as an independent third-party appraiser, as described in “(1) Grounds and Reasons for the Content of Allotment” under “3. Grounds for the Content of the Allotment Pertaining to the Share Transfer” above. TOYO obtained Share Transfer Ratio calculation report to serve as the basis for agreeing on the Share Transfer Ratio in the Share Transfer. Furthermore, TOYO negotiated and discussed with Nissei, referencing the analysis and advice of its financial advisor and third-party appraiser, YAMADA Consulting. At a board of directors meeting held today, TOYO resolved to execute the Share Transfer at the Share Transfer Ratio described in “(4) Details of Allotment under the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above. TOYO has not obtained a fairness opinion from YAMADA Consulting stating that the Share Transfer Ratio is reasonable or fair from a financial point of view.

(ii)	Advice from Independent Law Firm

To ensure the fairness and appropriateness of the board of directors' decision-making, TOYO has received legal advice from Oh-Ebashi LPC & Partners, an independent legal advisor from the Companies, regarding the procedures for the Share Transfer and the methods and processes of decision-making.

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Oh-Ebashi LPC & Partners is not a related party to the Companies and has no material interest that should be disclosed in relation to the Business Integration.

Although Oh-Ebashi LPC & Partners has an advisory agreement with TOYO, (a) Oh-Ebashi LPC & Partners is a law firm providing services as an external legal expert to numerous clients, including TOYO, (b) the amount paid by TOYO to Oh-Ebashi LPC & Partners for legal advice in the most recent fiscal year was a small amount falling below the standard for independence of outside directors of TOYO (where “the amount paid by TOYO for transactions with TOYO in the most recent fiscal year exceeds 2% of the person's consolidated sales”), and (c) the legal advisory fees payable to Oh-Ebashi LPC & Partners in connection with the Business Integration do not include any success fees contingent upon the completion of the Business Integration, TOYO has determined that there is no issue with its independence from TOYO in the Business Integration.

(5).	Measures to Avoid Conflicts of Interest

There is no particular conflict of interest between Nissei and TOYO in connection with the Share Transfer, and therefore no special measures have been taken.

4.	Outline of the Companies involved in the Business Integration (as of September 30, 2025)

(1). Company Name	NISSEI PLASTIC INDUSTRIAL CO., LTD.	TOYO INNOVEX Co., Ltd.
(2). Location	2110 Nanjo, Sakaki-machi Oaza, Hanishina-gun, Nagano	523-1 Nishinoyama, Hukusato, Hutami-cho, Akashi-shi, Hyogo
(3). Name and Title of Representative	Representative Director and President, Hozumi Yoda	Representative Director and President, Yoshiaki Tabata
(4). Business Description	1) Manufacture and sale of injection molding machines, molds, automated molding systems, measuring instruments, etc.	1) Manufacture and sale of plastic injection molding machines and related products 2) Manufacture and sale of die casting machines and peripheral automation equipment and related products.
(5). Capital	JPY 5,362,500,000	JPY 2,506,512,000
(6). Date of Establishment	October 15, 1947	May 16, 1925

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(7). Number of Issued Shares	22,272,000 shares	20,703,000 shares
(8). Fiscal Year-End	March 31	March 31
(9). Number of Employees (consolidated)	467 employees	531 employees
(10). Major Business Partners	NISSEIAMERICA,INC Nissei Plastic (Taicang) Co., Ltd.	TOYO europe srl
(11). Major Financing Banks	Hachijuni Bank, Ltd., MUFG Bank, Ltd., NAGANOBANK, LTD	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd.
(12). Major Shareholders and Shareholding Ratio

Aoki Agency

The Master Trust Bank of Japan, Ltd. (trust account)

Nissei Plastic Industries Business Partners Shareholding Association

Tatsuro Kiyohara

The Hachijuni Bank Ltd.

Hozumi Yoda

Maeda Youta

Sense LLC.

Mitsubishi UFJ Trust and　Banking Corporation

Hachijuni Capital Co., Ltd.

9.82% 8.70% 8.40% 8.24% 4.94% 3.33% 2.13% 1.94% 1.80% 1.77%

Tatsuro Kiyohara

The Japan Steel Works, Ltd.

Ube Machiinery Corporation, Ltd.

Maruka Corporation

Yamazen Corporation

Daiichi Jitsugyo Co., Ltd.

MSIP CLIENT SECURITIES

Toyo Machinery Co., Ltd. Employees' Stock Ownership Association

GOLDMAN SACHS INTERNATIONAL

Nomura Securities Co., Ltd.

7.19% 7.08% 7.08% 3.04% 2.93% 1.95% 0.92% 0.69% 0.67% 0.63%

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(13). Relationship Between the Companies	There is no notable capital, personnel, business, or relationship between the Companies.
Capital Relationship	None
Personnel Relationship	None
Business Relationship	None
Applicability as Related Party	None
Operating Results and Financial Position for the Last Three Years (Unit: million yen, unless otherwise indicated)
	Nissei			TOYO
	Fiscal Year Ending March 2023	Fiscal Year Ending March 2024	Fiscal Year Ending March 2025	Fiscal Year Ending March 2023	Fiscal Year Ending March 2024	Fiscal Year Ending March 2025
Consolidated Net Assets	40,053	39,789	41,896	19,985	18,584	17,657
Consolidated Total Assets	78,035	83,608	86,479	31,901	30,062	30,100
Consolidated Net Assets Per Share (JPY)	2,037.08	2,072.65	2,166.60	955.97	883.30	835.82
Consolidated Net Sales	52,205	47,068	47,493	35,298	28,842	27,024
Consolidated Operating Profit	3,249	705	442	1,319	(119)	△521
Consolidated Ordinary Profit	2,995	321	343	1,538	△64	△427
Net Income Attributable to Shareholders of Parent Company	2,225	△502	76	648	△1,293	△845
Consolidated Net Income Per Share (JPY)	114.13	△26.16	3.98	31.59	△62.99	△41.18
Dividend Per Share (JPY)	35.00	35.00	35.00	30.00	35.00	35.00

5.	Outline of the Joint Holding Company to Be Newly Established Through the Share Transfer

As described in “(ⅰ) Overview of the Joint Holding Company (scheduled)” under “(2) Status of the Business Integration” in the “Summary of the Business Integration” above.

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6.	Outline of Accounting Treatment in Connection with the Share Transfer

The accounting treatment of the Share Transfer is expected to be classified as an “acquisition” under the Accounting Standards for Business Combinations and accordingly, the purchase method is expected to apply. As a result of applying the purchase method, goodwill (or negative goodwill) is expected to arise in the consolidated financial statements of the Joint Holding Company. Since the amount of goodwill cannot be estimated at this time, it will be announced once it has been finalized.

7.	Future Outlook

The management policy, business plan, performance forecasts, and other matters of the Joint Holding Company will be discussed by the Companies and details will be announced once they are finalized.

End

(Reference)

Nissei: Forecast of Consolidated Financial Results for the Current Fiscal Year (Announced on June 30, 2025) and the Results for Previous Fiscal Year

(Unit: million yen)

	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Shareholders of Parent Company
Forecast Financial Results for the Current Fiscal Year (Fiscal Year ending March 2026)	44,200	1,000	900	550
Results for Previous Fiscal Year (Fiscal Year ending March 2025)	47,493	442	343	76

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TOYO: Forecast of Consolidated Financial Results for the Current Fiscal Year (Announced on April 23, 2025) and the Results for Previous Fiscal Year

(Unit: million yen)

	Consolidated Net Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Shareholders of Parent Company
Forecast Financial Results for the Current Fiscal Year (Fiscal Year ending March 2026)	30,000	300	400	150
Results for Previous Fiscal Year (Fiscal Year ending March 2025)	27,024	△521	△427	△845

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